November 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attention: Yoon Choo

Re:	Meketa Infrastructure Fund (File Nos. 811-23899; 333-274323)

Dear Ms. Choo:

On behalf of Meketa Infrastructure Fund (the “Fund”), we are writing to respond to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via e-mail on October 2, 2023 in connection with the Fund’s registration statement relating to the common shares of beneficial interest of the Fund, which was filed with the Commission on September 1, 2023 (SEC Accession No. 0001580642-23-004656) (the “Registration Statement”). Capitalized terms not defined herein have the meaning given to them in the Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds advised or sub-advised by Meketa Capital, LLC (“Meketa Capital” or the “Adviser”) or its affiliates. The below responses will be reflected, to the extent applicable, in the form of a pre-effective amendment to the Registration Statement.

GENERAL

1.	Staff Comment: We note that the Registration Statement is missing information and exhibits (e.g., information on trustees of the Fund, seed financial statements of the Fund, etc.…) and contains bracketed disclosures. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: The Fund confirms that these items will be submitted in a subsequent amendment to the Registration Statement and acknowledges it is aware the Staff may have additional comments once it has reviewed these items.

2.	Staff Comment: Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.
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Response: In cases where the Fund undertakes to revise disclosure in response to a comment from the Staff, the Fund will make conforming changes to similar disclosure appearing elsewhere in the Registration Statement to the extent applicable.

3.	Staff Comment: The Fund discloses that it may employ leverage. Please inform us whether the Fund intends to issue preferred stock or debt securities within a year from the effective date of the Registration Statement.

Response: The Fund does not intend to issue preferred stock or debt securities within a year from the effective date of the Registration Statement.

4.	Staff Comment: The Fund has filed an application for exemptive relief from various portions of the 1940 Act and rules thereunder to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees (the “Exemptive Application”). The last paragraph under Statement of Fact in the Exemptive Application states that the Fund may offer an exchange feature under which shareholders may, in connection with the Fund’s periodic repurchase offers, exchange their Shares for shares of the same class of (i) registered open-end investment companies, or (ii) other interval funds that are in the Fund’s group of investment companies. This feature is not discussed in the Registration Statement. Please advise us as to the Fund’s plans with respect to this exchange feature.

Response: The referenced disclosure in the Exemptive Application is identical to exemptive applications recently granted by the Commission for multiple share class relief and was included in reliance on Rule 0-5 under the Investment Company Act of 1940, as amended (the “1940 Act”), in connection with the Fund’s request for expedited review. The Fund does not currently intend to implement such an exchange feature for its shares.

5.	Staff Comment: Please advise us if you expect to submit any other exemptive application(s) or any no action request(s) in connection with the Registration Statement.

Response: The Fund does not currently intend to submit another exemptive application or a no-action request in connection with the Registration Statement.

6.	Staff Comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund has not and does not intend to present any “test the waters” materials to potential investors in connection with this offering.

FACING PAGE

7.	Staff Comment: Section 8(c) of the 1933 Act relates to amendments filed after the effective date of a registration statement. Please uncheck the box next to “when declared effective pursuant to Section 8(c) …”
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Response: The Fund will uncheck the box on the facing page referenced above in its next pre-effective amendment the Registration Statement.

PROSPECTUS

Cover Page

8.	Staff Comment: Please address the following comments related to the Fund’s investment strategy discussion:

a. The list of investments in clause (iv) is long and difficult to follow. Please confirm to us that the investments listed in this section are all principal investments of the Fund or revise to identify only those instruments that are part of the Fund’s principal investment strategy. Please ensure that an investor can clearly understand any revised list of investments;

b. Clause (iv) includes as investments, “vehicles whose primary purpose is to... provide services to privately held infrastructure companies, quasi-governmental infrastructure entities, public-private partnerships, and/or public infrastructure owners and operators.” The term “provide services to” is quite broad. Please revise to clarify what types of investments are covered by this component that are not covered by the remainder of the clause; and

c. “Infrastructure assets” is defined to include “other products and services required for the normal function of society.” This category is quite broad and could encompass investments that an investor would not typically view as infrastructure related. Please revise to narrow this category so that it is significantly tied to infrastructure assets.

Response:

a.	The Fund has revised its disclosure as marked below.

(iv) ~~individual~~ publicly listed ~~companies that pursue the business of private infrastructure investing~~ vehicles including special purpose acquisition companies (“SPACs”), investment funds, and individual companies, utilities, and master limited partnerships that pursue the business of infrastructure ownership, operations, and/or investing~~, including listed mutual funds and exchange traded funds holding multiple listed infrastructure stocks, listed infrastructure funds and funds-of-funds, special purpose acquisition companies (“SPACs”), asset managers, holding companies, investment trusts, closed-end funds, financial institutions, and other vehicles whose primary purpose is to own and operate, invest in, lend capital to, or provide services to privately held infrastructure companies, quasi-governmental infrastructure entities, public-private partnerships, and/or public infrastructure owners and operators~~ (“Public

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Infrastructure Investments,” together with Portfolio Companies, Infrastructure Credit Instruments, and Portfolio Funds, “Infrastructure Investments”).

b.	The Fund has revised its disclosure as marked above in response to Comment 8a.
c.	The Fund has revised its disclosure to state as follows.

The Fund defines “infrastructure assets” as assets that primarily comprise physical facilities, buildings, systems, and networks, and their associated operations in sectors and industries including energy, power, communication, transportation, social (e.g., education, hospitals, judicial buildings, etc.), water, and waste.

9.	Staff Comment: Footnote 2 to the fee table states that the Fund will charge a 2.00% early repurchase fee for the repurchase of Shares held for less than one year. Given the SEC has not yet granted the relief requested in the Exemptive Application that would permit the imposition of such fee, please revise disclosure throughout the Registration Statement to clarify the fee may only be charged if the relief is granted.

Response: The Fund respectfully notes that Rule 23c-3 under the 1940 Act, which governs repurchase offers by interval funds, permits the imposition of a repurchase fee. Specifically, Rule 23c-3 states that a fund “may deduct from the repurchase proceeds only a repurchase fee, not to exceed two percent of the proceeds, that is paid to the [fund] and is reasonably intended to compensate the company for expenses directly related to the repurchase.” The Fund is therefore not required to rely upon any exemptive relief for the imposition of an early repurchase fee in accordance with Rule 23c-3. Accordingly, the Fund does not believe it is necessary to revise the disclosure.

10.	Staff Comment: Here and under Summary — Quarterly Repurchase Offers, please disclose the interval between the date on which the Fund’s NAV applicable to a repurchase offer is calculated and the date of repayment. (See Guide 10).

Response: The Fund has added the following disclosure under Summary — Quarterly Repurchase Offers.

The Fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date.

11.	Staff Comment: The disclosure states that “[i]n the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the distributions made to [shareholders] by the Fund may constitute a return of your capital …” Please reconcile this statement, which appears in a number of places throughout the Prospectus, with the disclosure under Use of Proceeds that “[i]t is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds in accordance with its
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investment objective and strategies as soon as practicable after receipt of the proceeds, first in more liquid publicly traded securities and short-term investments, then in privately offered securities (including Portfolio Companies and Portfolio Funds) as they become available to the Fund …” Please explain in an appropriate location in the Prospectus why the Fund would return capital when it does not promise any fixed amount or frequency of distributions and when it may invest in liquid publicly traded securities in the interim.

Response: The Fund has removed the first referenced disclosure.

12.	Staff Comment: Please remove “generally” from the second bullet point.

Response: The Fund has removed the requested disclosure.

Summary

The Fund

13.	Staff Comment: In the second paragraph, please disclose which class of Shares are currently being offered by the Prospectus. Also, please ensure that each discussion of the Exemptive Application is accompanied by a statement that there is no assurance that the SEC will grant the relief requested in the Exemptive Application.

Response: The Fund has added the requested disclosure.

Investment Objectives and Strategies

14.	Staff Comment: The Fund has adopted a names policy per Rule 35d-1. Please disclose in an appropriate location in the Prospectus that shareholders will be given 60 days advance written notice of a change to the names policy, and the Fund will consider the investments of the Portfolio Funds in which it invests when determining compliance with its names policy.

Response: The Fund has added “[t]he Fund will provide shareholders with at least 60 days’ prior notice of any change in this 80% policy” to the first paragraph under Investment Objective and Strategies – Investment strategies in the prospectus. The Fund respectfully declines to add disclosure that it will consider the investments of the Portfolio Funds in which it invests for the purposes of determining compliance with its names policy. In the recent release adopting amendments to Rule 35d-1 under the 1940 Act, the Commission stated that “it would generally be reasonable for a fund of funds or other acquiring fund to include the entire value of its investment in an appropriate acquired fund when calculating compliance with the 80% investment requirement without looking through to the acquired fund’s underlying investments.” The Commission provides as an example that “a fund of funds with the name ‘XYZ Industrials Fund’ with an 80% investment policy to invest in the industrials sector could count the entire value of its investments in the ‘ABC Automotive Fund’ when calculating compliance with the 80% investment requirement, provided that the ABC Automotive Fund has an 80% investment policy to invest in its subsection of the industrials sector.” The Portfolio Funds are not required to comply with

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Rule 35d-1 and therefore may not have formally adopted such an 80% policy. Nevertheless, the Fund believes that investing in Portfolio Funds with this investment focus is consistent with the Fund’s own names policy and, to the extent the Fund knows that a Portfolio Fund is not investing consistent with the Fund’s investment focus, the Fund will endevour to look through to such Portfolio Fund’s underlying investments or exclude its investment in such Portfolio Fund when determining compliance with its names policy.

15.	Staff Comment: The Fund may invest in Portfolio Companies indirectly through SPVs. Please provide a brief description (with a more detailed description later in the Prospectus) of how these investments will be structured. If the SPVs are expected to be wholly-owned or primarily controlled by the Fund (i.e., the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and the Fund’s control of the unregistered entity is greater than that of any other person), please also address the following comments:

a. Disclose any of the SPV’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund;

b. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the SPV;

c. Disclose that each investment adviser to the SPV complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please also file the investment advisory agreement between the SPV and its investment adviser as an exhibit to the registration statement. (See Item 25.2.k.);

d. Disclose that each SPV complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the SPV;

e. Confirm to us that the financial statements of each wholly-owned SPV will be consolidated with those of the Fund; and

f. Confirm to us that (1) a SPV’s management fee (including any performance fee) will be included in the “Management Fee” line item of the fee table and an SPV’s expenses will be included in the “Other Expenses” line item of the fee table; (2) if any SPV is not organized in the U.S., the SPV and its board of directors/trustees will agree to designate an agent for service of process in the U.S.; and (3) a SPV and its board of directors/trustees will agree to inspection by the staff of the SPV’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response: The Fund has revised and added the following disclosures, as marked below:

Summary – Investment objective and strategies

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…The Fund’s investments in Portfolio Companies may be made through special purpose vehicles (“SPVs”), which are private entities formed by a third-party manager to invest in a particular Portfolio Company. Investments in SPVs are common when investing in a single issuer. SPVs in which the Fund may invest will be controlled by third parties.

Investment Process Overview (appears later in the prospectus)

SPVs

The Fund’s investments in Portfolio Companies may be held through SPVs, which provide investors access to securities of private companies. SPVs are generally organized as limited liability companies or limited partnerships, and the investors are members of the limited liability company or partners in the limited partnership, and, for that reason, the rights of SPV investors are generally documented in the individual SPV’s operating agreement.

The underlying assets of an SPV are the securities of a single private company (a Portfolio Company) in which the SPV was formed to invest, and, consequently, the value of a SPV investment generally equals the fair value of those underlying securities, after discounting to take into account any expenses of the SPV.

It is not expected that the SPVs through which the Fund will invest in Portfolio Companies will be wholly-owned or primarily controlled by the Fund and therefore items (a) through (f) are inapplicable.

16.	Staff Comment: Please disclose the types of equity securities in which the Fund may invest.

Response: The Fund notes that a description of its expected investments in equity securities is set forth under the heading Infrastructure Market Overview – Infrastructure investment types – Direct equity investments, and the Fund does not believe additional disclosure is necessary.

17.	Staff Comment: Please briefly explain the terms “concession agreement” and “primary and secondary investments.”

Response: The Fund has added the following disclosure explaining “concession agreements.”

Infrastructure Market Overview – Infrastructure asset class

…Concession agreements are agreements between a government and a private company in which the company is granted rights to operate, maintain, or develop specific assets for an agreed-upon period in exchange for fees.

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The Fund believes the current disclosures under the heading Infrastructure Market Overview – Infrastructure investment types – Private infrastructure fund investments addresses the Staff’s comment to briefly explain “primary and secondary investments.”

18.	Staff Comment: The disclosure states that “[i]nvestments in Infrastructure Investments may include investments in distressed companies.” The Fund states later under General Risks that “[t]he Fund or a Portfolio Fund may invest in debt or equity securities of domestic and foreign issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings.” Please revise the investment strategy discussions in the Prospectus to explicitly address the Fund’s investments in both debt and equity securities of distressed companies, including a specific reference to investments in below-investment grade debt instruments (or equivalent unrated instruments). Please also identify under General Risks which of the listed debt instruments are typically below investment grade. Finally, please explain under Investment Process Overview the Adviser’s process in evaluating such investments.

Response: The Fund will not principally invest in infrastructure assets that are distressed companies. The Fund’s investments in infrastructure assets may, however and as with any investment, subsequently become “distressed.” Accordingly, the Fund believes its current strategy and risk disclosure is appropriate for the Fund’s potential exposure to distressed companies and respectfully declines to add additional disclosures.

19.	Staff Comment: The disclosure notes that the Fund will allocate Portfolio Company exposure across “multiple [] geographies.” The Fund states under General Risks that it “will invest on a global basis, predominantly in developed countries and regions, including North America, Latin America, Europe, and Asia-Pacific, and to a lesser extent potentially in emerging markets. As such, the Fund’s portfolio may include investments in a number of different currencies.” Please add similar disclosure to the investment strategy discussions in the Prospectus to more clearly disclose that the Fund makes foreign investments which may be denominated in foreign currencies.

Response: The Fund has added the requested disclosure.

Fees and Expenses

20.	Staff Comment: The disclosure states that “[t]he Adviser may but is not obligated to waive up to 50% of the Management Fee on cash and cash equivalents held in the Fund from time to time.” Disclose that any such voluntary waiver may be terminated at any time. Please remove footnote (3) to the Fund expenses table on page 12.

Response: The Fund has made the requested disclosure changes.

Return of Capital

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21.	Staff Comment: The disclosure states that “[i]n the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the distributions made to you by the Fund may constitute a return of your capital.” If there are other significant reasons why a Fund distribution may include a return of capital, please add appropriate disclosure to this section. Please briefly explain the federal income tax implications to an investor of a return of capital and include a cross reference to the relevant tax discussion in the Prospectus.

Response: The Fund has removed the referenced disclosure.

Unlisted Closed-End Structure; Limited Liquidity

22.	Staff Comment: Per the Exemptive Application, revise the first sentence as “Shares of the Fund will not be listed on any exchange.”

Response: The Fund has made the requested disclosure change.

Summary of Fund Expenses

23.	Staff Comment: We note that the expense table is followed by a number of footnotes, however, only footnote one is referenced in the table. Please add corresponding footnote references to the expense table.

Response: The Fund will add corresponding footnote references to the expense table.

24.	Staff Comment: Please reconcile the following conflicting statements regarding the obligations of the Fund and the Adviser to pay certain expenses: (a) footnote (6) to the expense table that the Fund will bear “initial and ongoing offering costs,” and disclosure on page 49 that the Fund will bear “all of the legal and other out-of-pocket expenses incurred in connection with the organization of the Fund and the offering of its shares [as well as] any of the costs of preparing, printing and distributing sales literature;” with (b) [disclosure on page 47 that “[t]he Adviser pays for any distribution, shareholder servicing, marketing and promotional services rendered to the Shares including payments to Selling Agents for the sale of Shares and related shareholder services and payments to other entities marketing the Fund” and on page 51 that “[t]he Adviser voluntarily agreed to pay all expenses related to the organization, offering and initial registration of the Fund.” If the Adviser will pay offering costs, please also revise the disclosure on page 51 to clarify whether expenses related to “offering … of the Fund” refer only to initial offering costs or also ongoing offering costs.

Response: The Fund has removed the referenced disclosure on page 51 regarding the Adviser assuming offering expenses and revised the referenced disclosure on page 47 regarding expenses related to distribution and shareholder servicing as marked below.

The Adviser pays the expenses of ~~for~~ any distribution, shareholder servicing, marketing and promotional services rendered to the Shares ~~including~~ that are not paid pursuant to the Fund’s Shareholder Servicing

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Plan for Class I Shares and the Distribution and Service (12b-1) Plan for Class II Shares. These expenses include the costs of preparing, printing and distributing sales literature and payments to Selling Agents for the sale of Shares and related shareholder services and payments to other entities marketing the Fund. These expenses are not reflected in the expense table included in this Prospectus.

25.	Staff Comment: In the expense example the disclosure states, “[t]he example assumes that … the percentage amounts listed under Annual Expenses remain the same in the years shown,” and, “[t]he effects of any waivers or reimbursement agreements are reflected for the contractual periods of any such arrangements only.” Please revise the disclosure to clarify that the expenses in the example reflect the Expense Cap only for the initial term of the Expense Limitation Agreement.

Response: The Fund believes the current disclosure is clear in that the effects of the Expense Cap are only included for the contractual period of such arrangement. The Fund respectfully notes that the phrase “initial term” suggests that the Expense Cap would be renewed after its current contractual period, which may or may not be the case.

Investment Objective and Strategies

Investment Strategies

26.	Staff Comment: Please revise the last sentence of the second paragraph to explain why the Fund may have “a favorable return pattern relative to fund-of-funds and vehicles that may be overdiversified.” In particular, does “overdiversified” refer to exposure to both public and private infrastructure markets or something broader?

Response: The Fund has removed the referenced disclosure as marked below.

The Adviser believes that this investment strategy will capitalize on the diverse, dynamic nature of the infrastructure industry~~, resulting in a favorable return pattern relative to funds-of-funds and vehicles that may be overdiversified~~.]

Infrastructure Market Overview

Infrastructure Investment Types

-Direct Equity Investments

27.	Staff Comment: For clarity, in the parenthetical in the last sentence of the third paragraph, if accurate, please insert, “like the Fund” immediately after “although investors” and change the reference to “third party private infrastructure funds” to “underlying private infrastructure funds.”

Response: The Fund has made the requested disclosure change as marked below.

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In addition, investing in infrastructure assets and companies side-by-side with third party private infrastructure funds is a cost-effective way to make private infrastructure investments, where investors can avoid the management fees, incentive payments, and certain other expenses generally associated with investing indirectly through third party ~~underlying~~ private infrastructure funds (although investors like the Fund may pay a one-time “acquisition” or “transaction” fee that investors in third party private infrastructure funds may not).

-Private Infrastructure Fund Investments

28.	Staff Comment: Please move the following statement to the discussion under –Direct equity investments, “direct equity investments side by side with third party private infrastructure, funds can also experience J-curves if they are subject to acquisition or transaction fees.”

Response: The Fund believes the placement of the referenced sentence is appropriate as the paragraph is intended to discuss the “J-curve” but has nevertheless revised its disclosure as marked below for greater clarity.

Primary infrastructure investments typically exhibit a value development pattern, commonly known as the “J-curve,” in which the net asset value typically declines moderately during the early years of the fund’s life as investment related fees and expenses are incurred before investment gains have been realized. As the fund matures and Portfolio Companies are sold, the pattern typically reverses with increasing net asset value and distributions. The depth and duration of the J-curve at the fund level will depend on the aggregated J-curves of its Portfolio Companies which are determined by the fund’s investment strategy, and to what extent it invests in immediately cash-yielding operating assets, relative to investing in assets that require development, construction, optimization and turn-arounds, or growth plans to achieve the stated return targets. ~~As such, direct~~ Direct equity investments (as discussed above) ~~side by side with third party private infrastructure funds~~ can also experience J-curves if they are subject to acquisition or transaction fees.

Investment Process Overview

Rigorous Investment Analysis

29.	Staff Comment: Please explain the terms “credit spreads” and “equity multiples” in the discussion.

Response: The Fund has revised the referenced disclosure as marked below:

This rigorous investment analysis is typically based on general economic developments, including gross domestic product and inflation levels and

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trends, as well as broader market conditions and metrics including business cycles, credit spreads (i.e., the difference in yield between two debt securities of the same maturity but different credit quality), equity multiples (i.e., the ratio between the total earnings from an investment and the investment’s current price), IPO opportunities, regulatory developments, and changes in tax or securities law.

Investment Selection

30.	Staff Comment: The disclosure states that “the Adviser typically seeks to invest the Fund’s capital allocated to each segment in the highest quality investments available.” Please reconcile this statement with the Fund’s strategy to invest in distressed securities.

Response: The Fund has removed the reference disclosure.

Due Diligence and Selection of Investments

31.	Staff Comment: Please supplementally provide support for the statements under –Deal Sourcing, including that the Adviser’s portfolio management team “has a historically proven track record of generating high volumes of deal flow … [that] provides a competitive advantage for deal generation, enabling it to access attractive opportunities in local markets around the world.”

Response: The Fund has removed the reference disclosure.

General Risks

32.	Staff Comment: In the first sentence of the introductory paragraph, please replace “certain risk factors” with “material risk factors.”

Response: The Fund has made the requested disclosure change.

Reliance on Key Personnel

33.	Staff Comment: The disclosure states that the Fund’s performance depends on, among other factors, “the Adviser’s ability to select Portfolio Fund Managers.” Elsewhere the disclosure states that “[t]he Adviser does not control the investments or operations of the Portfolio Funds.” If the Adviser can select Portfolio Managers, please add a discussion of this process to the Investment Process Overview. Please also consider whether disclosure throughout the Prospectus which suggests that the Adviser has no control over the management of the Portfolio Funds or the ability to verify information provided by the Portfolio Fund Managers should be revised.

Response: The Fund has revised this disclosure as marked below:

The Fund’s performance depends on the adherence by such Portfolio Fund Managers to their selected strategies, the instruments used by such Portfolio Fund Managers, and the ~~Adviser/~~Sub-Adviser’s ability to select Portfolio

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Funds ~~Managers and strategies and effectively allocate the Fund’s assets among them~~.

Concentration of Investments

34.	Staff Comment: Revise or remove the following sentence from the risk factor, “[i]n addition to its concentration in infrastructure-related assets, the Fund may, from time to time, invest a substantial portion of its assets in other particular asset types, industries, geographic locations or securities instruments.” The Fund may not invest a substantial portion of its assets outside of the scope of Fund Investments without appropriate disclosure in the Prospectus.

Response: The Fund has removed the referenced disclosure.

Derivatives Risks

35.	Staff Comment: The disclosure states that the “[s]ome or all of the Portfolio Fund Managers (subject to applicable law) and the Fund may use options, swaps, futures contracts, forward agreements and other derivatives contracts.” The SAI states that use of derivatives is not a principal investment strategy of the Fund or the Portfolio Funds. If the use of derivatives is not expected to be a part of the Portfolio Fund Managers’ or Fund’s principal investment strategies, please revise the disclosure to indicate that derivatives risk is not a material risk of the Fund. If the Portfolio Fund Managers’ or Fund’s use of derivatives is a principal investment strategy, please add a discussion of the specific derivatives that the Portfolio Fund Managers or Fund expect to use. Please also revise the principal risks to discuss the material risks of the specific derivatives that are expected to be used. (See letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.)

Response: The Fund confirms that the use of derivatives is not a principal investment strategy of the Fund or the Portfolio Funds in which it invests and has removed the disclosure in the Prospectus titled “Derivative Risk.”

Payment In-Kind for Repurchased Shares

36.	Staff Comment: Please remove this risk factor or explain to us how payment in kind for repurchased shares complies with the requirement in Rule 23c-3 that the Fund must “repurchase the stock for cash at the net asset value.”

Response: The Fund has removed the referenced disclosure.

Hedging
37.	Staff Comment: Hedging risk is included as a principal risk of the Fund. If hedging risk is a material risk, please add a discussion of hedging to the investment strategy discussions.
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Otherwise please revise the disclosure to indicate that hedging risk is not a material risk of the Fund.

Response: The Fund has removed the referenced disclosure.

Availability of Financing and Market Conditions

38.	Staff Comment: Please update the statement that “[i]nterest rates are currently low compared to prior periods.”

Response: The Fund has revised the requested disclosure as marked below:

Availability of Financing and Market Conditions. Market fluctuations in business loans may affect the availability and cost of loans needed for the Fund Investments. Credit availability has been restricted in the past and may become so in the future. Restrictions upon the availability of financing or high interest rates on such loans will adversely affect the value of existing Fund Investments and may limit the Fund’s availability to source and invest in new Fund Investments. Interest paid by any Fund Investment on its debt obligations will reduce cash available for distributions. ~~Interest rates are currently low compared to prior periods.~~ As of the date of this Prospectus, the U.S. is experiencing a rising market interest rate environment, which may increase the Fund’s exposure to risks associated with rising market interest rates and the availability of financing. If any Fund Investment incurs variable rate debt, increases in interest rates would increase its interest costs, which could reduce the Fund’s return on its investments.

Repurchase Offers Risk

39.	Staff Comment: The disclosure states that “the repurchase of Shares by the Fund may be a taxable event to Shareholders.” Please specify whether the reference to “Shareholders” is to all Shareholders or those whose Shares are repurchased. Please briefly explain why the repurchase may be a taxable event and include a cross reference to the relevant tax discussion elsewhere in the Prospectus.

Response: The Fund has revised its disclosure as marked below:

In addition, the repurchase of Shares by the Fund may be a taxable event to Shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see "Certain Tax Considerations," below.

40.	Staff Comment: Section 6.2(c) of the Fund’s Declaration of Trust sets forth the circumstances under which the Fund may require (a) Shareholder(s) to redeem their Shares. Please briefly disclose the circumstances under which the Fund may involuntarily repurchase Shares and include a more detailed discussion in an appropriate location in the Prospectus.
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Response: The Fund has added the following disclosure in the Prospectus under the heading Summary of the Declaration of Trust:

The Trustees may require any shareholder or group of shareholders to redeem Shares, including upon: (i) the determination of the Trustees that shareholder ownership would disqualify the Fund as a RIC under the Code, (ii) the failure of a shareholder to supply a tax identification number if required, or to have the minimum investment required, (iii) if deemed to adversely affect the management of the Fund or not to be in the best interests of the remaining shareholders of the Fund or class or (iv) the failure of a shareholder to pay for the purchase of Shares issued to them when due.

Services
41.	Staff Comment: If Ultimus also administers the Fund’s quarterly repurchase offers, please so disclose.

Response: The Fund has revised its disclosure as marked below:

Administration services include, but are not limited to: (1) overseeing the performance of administrative and professional services rendered to the Fund by others, including its custodian, transfer agent and dividend disbursing agent as well as legal, auditing, shareholder servicing and other services performed for the Fund (2) preparing for filing and filing certain regulatory filings subject to Fund counsel and/or independent auditor oversight; (3) overseeing the preparation and filing of the Fund’s tax returns, financial statements and related reports to the Fund’s shareholders, the SEC and state and other securities administrators; (4) administering the Fund’s periodic repurchase offers; (5) providing the Fund with adequate general office space and facilities and persons suitable to the Board to serve as officers of the Fund; (6~~5~~) assisting the Adviser in monitoring Fund holdings for compliance with prospectus investment restrictions and in the preparation of periodic compliance reports; and (7~~6~~) with the cooperation of the Adviser, the officers of the Fund and other relevant parties, preparing and disseminating materials for meetings of the Board.

42.	Staff Comment: Please include a brief description of the services to be provided by PINE.

Response: The Fund has revised its disclosure as marked below.

PINE Advisors LLC (“PINE”), 501 S. Cherry St., Suite 610, Denver, Colorado 80246, provides treasury services and compliance services to the Fund pursuant to service agreements. For example, PINE supplies the Fund’s Treasurer and Assistant Treasurer and coordinates the Fund’s annual audit, certifies semi-annual and annual reports, reviews and approves fund budgets and ongoing accrual analysis and coordinates processing of

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expense payments and fees (each as prepared by the Fund’s administrator), among other services. PINE also supplies the Fund’s Chief Compliance Officer and creates and maintains the Fund’s compliance program pursuant to Rule 38a-1, including oversight of the Fund’s service providers. The Fund pays the Administrator a fee and separate fixed fees to make certain filings and pays PINE a fee for supplying the Fund’s Treasurer, Assistant Treasurer and Chief Compliance Officer and related treasury and compliance services.

Fund Expenses

Fund Operating Expenses

43.	Staff Comment: The disclosure states that “[t]he Fund bears all fees and expenses related to the identification, evaluation, negotiation, acquisition, due diligence, and closing, of its investments.” Please confirm to us that these investment-related expenses will be reflected in the Fund’s fees and expenses table.

Response: Fees and expenses related to the identification, evaluation, negotiation, acquisition, due diligence, and closing, of the Fund’s investments are treated as transaction costs and are not reflected in the Fund’s fees and expenses table in accordance with Chapter 12, Section 6 of the AICPA Audit and Accounting Guide - Valuation of Portfolio Company Investments of Venture Capital and Private Equity Funds and Other Investment Companies as excerpted below.

12.06 For investment companies, the cost of an investment includes transaction costs that are a part of the purchase transaction. As indicated in FASB ASC 820-10-35-9B, transaction costs should be accounted for in accordance with the provisions of applicable accounting guidance. As such, based on guidance in FASB ASC 946-320-30-1, transaction costs are capitalized at initial recognition and, therefore, affect the unrealized and realized gains and losses from investments reported in the statement of operations of the investment company at each subsequent measurement date.

Expense Limitation Agreement

44.	Staff Comment: The disclosure states that “[t]he Adviser voluntarily agreed to pay all expenses related to the organization, offering and initial registration of the Fund. Such expenses are not subject to repayment by the Fund to the Adviser.” Please consider whether the preceding disclosure in the paragraph should be revised considering these statements.

Response: The Fund directs the Staff to Comment number 24 above.

Conflicts of Interest

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45.	Staff Comment: Please remove the following statement from the second paragraph or explain to us why it should be retained:

By acquiring Shares of the Fund, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest, except as may otherwise be provided under the provisions of applicable state law or Federal securities law which cannot be waived or modified.

Response: The Fund has removed the referenced disclosure.

46.	Staff Comment: If material, please discuss the conflicts of interest raised by the Fund’s use of leverage.

Response: The Fund does not consider the conflicts of interest raised by the Fund’s use of leverage to be material and notes that the Fund’s management fee is based upon the Fund’s average daily net assets.

Compensation arrangements

47.	Staff Comment: Please consider whether the second sentence of the section should be deleted given that the Fund is continuously offered. With respect to the first sentence, please provide (an) example(s) of the potential conflict(s) arising from the Adviser’s compensation structure.

Response: The Fund has removed the second sentence of the section titled Compensation arrangements and has added the following sentence to this section.

Among other matters, the compensation arrangements could affect the Adviser’s judgment with respect to the maximum amount of assets that could effectively be managed pursuant to the Fund’s investment strategy to justify the continued offering of equity by the Fund, which would allow the Adviser to earn increased Management Fees.

Dividend Reinvestment

48.	Staff Comment: To the extent not disclosed, please ensure that the discussion of the Fund’s dividend reinvestment plan includes all the information required by Item 10.1.e.

Response: The Fund does not have a dividend reinvestment plan. A Shareholder’s dividends and capital gain distributions will be automatically reinvested (not pursuant to a plan) unless the Shareholder instructs the Administrator otherwise. A Shareholder who elects not to reinvest will receive both dividends and capital gain distributions in cash.

Quarterly Repurchase Offers

Repurchase Dates

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49.	Staff Comment: Please consider adding the months the Fund expects to conduct quarterly repurchase offers.

Response: The Fund has added the requested disclosure.

Early Repurchase Fees

50.	Staff Comment: The Fund states that it “is permitted to allocate Shareholders, whose Shares are repurchased, costs and charges imposed by the Portfolio Funds in connection with Infrastructure Investments, if the Adviser determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund.” Please remove this and the last sentence in the same paragraph or explain to us why this charge is consistent with the requirements of Rule 23c-3.

Response: Rule 23c-3 states that a fund “may deduct from the repurchase proceeds only a repurchase fee, not to exceed two percent of the proceeds, that is paid to the [fund] and is reasonably intended to compensate the company for expenses directly related to the repurchase.” The Fund believes the allocation to Shareholders whose Shares are repurchased, of costs and charges imposed by the Portfolio Funds (“Other Charges”) in connection its investments is consistent with Rule 23c-3 under the 1940 Act because the Fund (i) will not impose both an early repurchase fee and Other Charges and (ii) may impose these Other Charges (up to 2%, in accordance with Rule 23c-3) in connection with repurchases not subject to an early repurchase fee (because, for example, the repurchase occurred following the one-year anniversary of the Shareholder’s purchase of the Shares repurchased).

Suspension or Postponement of Repurchase Offers

51.	Staff Comment: Please add at the end of the discussion that the Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.

Response: The Fund has added the requested disclosure.

Consequences of Repurchase Offers

52.	Staff Comment: The Fund discloses that it may borrow to finance repurchases. Please disclose the maximum amount of debt that may be incurred for this purpose and add a cross reference to the risks of leveraging. Please also disclose in this section or add (a) cross reference(s) to the discussion(s) elsewhere in the Prospectus, the effect that share repurchases and any related financings may have on the expense ratio, portfolio turnover rate, the ability of the Fund to achieve its investment objective, and the ability of the Fund to qualify as a RIC under the Code. (See Guide 2.)

Response: The Fund has removed the referenced disclosure.

Calculation of Net Asset Value

53.	Staff Comment: Please address the following comments regarding the calculation of NAV:
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a. Explain in this section what is meant by “the close of business on each business day” (i.e., close of trading (normally 4:00 p.m. Eastern Time) on each day the NYSE is open for business);

b. Disclose in a general manner any national holidays when Shares will not be priced; and

c. Disclose how the Fund calculates its NAV per Share.

Response:

a.	The Fund has revised the disclosure as marked below:

The Fund calculates the net asset value (“NAV”) of each class of Shares of the Fund as of the close of regular trading on the New York Stock Exchange (the “NYSE”) (usually 4:00 p.m. Eastern Time) on each day the NYSE is open for trading ~~business on each business day~~ (each, a “Determination Date”).

b.	The Fund has added the following disclosure:

The NYSE is open every week, Monday through Friday, except on days when the following holidays are celebrated: New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NYSE may close early on the business day before each of these holidays and on the day after Thanksgiving Day. The NYSE holiday schedule is subject to change without notice. If the NYSE closes early, the NAV may be calculated at the close of regular trading or at its normal calculation time.

c. The Fund has revised the disclosure as marked below:

The NAV per share of each class of the Fund ~~equals~~ is calculated, unless otherwise noted, by dividing the value of the total assets of the class, as applicable, less all of the liabilities attributable to the class, including accrued fees and expenses, by the total number of Shares outstanding of such class, each determined as of the relevant Determination Date.

Certain Tax Considerations

54.	Staff Comment: Please disclose whether Shareholders will be subject to the alternative minimum tax. (See Instruction 2 to Item 10.4.)

Response: The Fund has added the following disclosure:

An investment in the Fund may result in liability for the federal alternative minimum tax to shareholders subject to such tax. Shareholders subject to

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the alternative minimum tax should consult their tax advisors regarding the potential alternative minimum tax implications of holding Shares.

Description of Shares

55.	Staff Comment: The disclosure states that the Board may from time to time, vary the characteristics of the Class I Shares, Class II Shares and Class III Shares, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan or shareholder servicing plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; … (4) the impact of any class expenses directly attributable to a particular class of Shares. Please delete or explain to us how the Board may change the fees or alter voting rights with respect to an existing distribution plan without a shareholder vote or the impact of any class expenses directly attributable to a particular class of Shares.

Response: The Fund has revised the disclosure as marked below:

From time to time, the Board may create and offer additional classes of Shares, or may vary the characteristics of the Class I Shares, Class II Shares and Class III Shares described herein, including without limitation, in the following respects, subject to shareholder approval if required under applicable law: (1) the amount of fees permitted by a distribution and/or service plan or shareholder servicing plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares; (5) differences in any dividends and net asset values resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) any conversion features, as permitted under the 1940 Act.

Purchasing Shares

56.	Staff Comment: Please delete the last paragraph of the section which should not be applicable to an interval fund.

Response: The referenced disclosure has been removed.

Summary of the Declaration of Trust

57.	Staff Comment: The disclosure states: “[i]f you purchase shares of the Fund, you will become bound by the terms and conditions of the Declaration of Trust.” Please inform us whether all provisions of the Declaration of Trust material to Shareholders’ rights are disclosed in the Prospectus.

Response: The Fund believes its current disclosure adequately addresses the requirements of Item 10 of Form N-2 “Capital Stock, Long-Term Debt, and Other Securities” as they relate to the Fund’s Declaration of Trust.

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STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies

58.	Staff Comment: Please delete the following statement: “[w]ithin the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action” or disclose with specificity what freedom of action the Fund is reserving.

Response: The Fund has removed the referenced disclosure.

59.	Staff Comment: Please address the following comments relating to the Fund’s fundamental policies:
a.	Disclose the Fund’s policy with respect to short sales, purchases on margin, and the writing of put and call options (see Item 17.2.b.);
b.	In the Fund’s policy relating to real estate, also address the purchase and sale of real estate mortgage loans (see Item 17.2.f.); and
c.	In the Fund’s policy relating to commodities, also address the purchase and sale of commodity contracts, including futures contracts (see Item 17.2.g.)

Response:

a.	Form N-2 requires the Fund to “[c]oncisely describe any fundamental policy of the Registrant not described in the prospectus with respect to… short sales, purchases on margin, and the writing of put and call options.” Because the Fund does not have a fundamental policy with respect to these activities, there is no related disclosure present. The Fund further notes that a policy regarding these activities is not required to be recited under Section 8 of the 1940 Act.
b.	Form N-2 requires the Fund to “[c]oncisely describe any fundamental policy of the Registrant not described in the prospectus with respect to… the purchase or sale of real estate and real estate mortgage loans.” The Fund’s fundamental policy regarding real estate, as disclosed in the statement of additional information, is set forth below. Because the Fund does not have a fundamental policy specifically with respect to real estate mortgage loans, there is no related disclosure present. Further, the Fund believes this policy addresses the requirement under Section 8 of the 1940 Act to recite the Fund’s policy with respect to “the purchase and sale of real estate and commodities, or either of them.”

(6) May purchase, sell or hold real estate to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

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c.	Form N-2 requires the Fund to “[c]oncisely describe any fundamental policy of the Registrant not described in the prospectus with respect to… the purchase or sale of commodities or commodity contracts, including futures contracts.” The Fund’s fundamental policy regarding commodities, as disclosed in the statement of additional information, is set forth below. Because the Fund does not have a fundamental policy specifically with respect to commodity contracts, including futures contracts, there is no related disclosure present. Further, the Fund believes this policy addresses the requirement under Section 8 of the 1940 Act as discussed above.

May purchase and sell commodities to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

60.	Staff Comment: Please delete the following statement in the paragraph following the fundamental policies: “[f]or purposes of determining compliance with investment restriction (7) …related to concentration of investments, Portfolio Funds are not considered part of any industry or group of industries.” A fund must look through to the investments of any underlying funds when calculating whether the fund concentrates its investments in any industry. Please add an interpretative note regarding the Fund’s look through obligations.

Response: The Fund is not aware of any Commission requirement to “look through” its investments in an underlying third-party fund to the underlying securities held by such fund for purposes of determining compliance with its policy on concentration and respectfully declines to add disclosure to this effect. In addition, the position taken by the Fund with respect to such fundamental policy is consistent with that taken by many other industry participants.

PART C: OTHER INFORMATION

61.	Staff Comment: The exhibits to be filed by amendment are listed as “Form of” agreements. Please file executed copies of each such agreement when available. (See General Instruction 3 to Item 25.)

Response: The Fund confirms that it will file executed copies of such agreements in an amendment to the Registration Statement following their execution.

62.	Staff Comment: Please note the signature requirements of Section 6(a) of the 1933 Act require that the Registration Statement be signed by the Fund’s principal executive officer, and principal financial officer, principal accounting officer or comptroller, as well as a majority of the Board. Please ensure that, prior to filing the pre-effective amendment, the Registration Statement has the proper signatures pursuant to Section 6(a) of the 1933 Act.
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Response: The Fund confirms that its next pre-effective amendment to the Registration Statement will comply with the signature requirements of Section 6(a) of the 1933 Act.

EXHIBITS

Declaration of Trust

63.	Staff Comment: Please address the following comments with respect to Section 8.9 of the Declaration of Trust:
a.	Add a provision to the section that the requirements of 8.9(b) and (c) (as (c) relates to the requirement for an undertaking by the requesting Shareholders to reimburse the Trust for the expense of any such advisors in the event the Trustees determine not to bring such action) do not apply to claims arising under the federal securities laws. Please remove the second sentence of 8.9(d) as it repeats the second sentence of 8.9(c); and
b.	In an appropriate section of the Prospectus, please disclose the requirements for Shareholders to bring a derivative action, including the carve-out with respect to federal securities law claims requested in the comment immediately above.

Response:

a.	The Fund has made the requested changes.
b.	The Fund has added the following disclosure.

The Declaration of Trust prohibits derivative actions on behalf of the Fund by any person who is a shareholder of the Fund, except that such provision does not apply to any claims asserted under the U.S. federal securities laws. No shareholder may maintain a derivative action on behalf of the Fund unless holders of at least 10% or more of the total combined net asset value of all of the outstanding shares join in the bringing of such action.

64.	Staff Comment: Please revise Section 8.11 to state that the provisions relating to exclusive jurisdiction in the courts of the State of Delaware do not apply to claims arising under the federal securities laws. Please disclose this provision, including the federal securities law claims carve-out, in an appropriate location in the Prospectus. Please also disclose the risks of the exclusive jurisdiction provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: The Fund has made the requested changes.

65.	Staff Comment: Please disclose in an appropriate location in the Prospectus that Shareholders waive the right to a jury trial.

Response: The Fund has added the following disclosure.

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The Declaration of Trust provides that each Trustee, officer and Shareholder, to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Act (the “Delaware Act”), (i) irrevocably agrees that, except for any claims, suits, actions or proceedings arising under federal securities laws, any claims, suits, actions or proceedings asserting a claim arising out of or relating in any way to the Fund, the Delaware Act, or the Declaration of Trust shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction; and (iii) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. In submitting to the jurisdiction of the courts of Delaware, a Trustee, officer, or Shareholder may have to bring suit in an inconvenient and less favorable forum.

* * *

Should members of the Staff have any questions or comments, please contact the undersigned at (415) 315-6374 or chelsea.childs@ropesgray.com.

Very truly yours,

/s/ Chelsea M. Childs

Chelsea M. Childs,

cc:	Michael Bell, Meketa Capital, LLC

Stephen P. McCourt, Meketa Capital, LLC

Gregory C. Davis, Ropes & Gray LLP

Paulita A. Pike, Ropes & Gray LLP

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